Exhibit 99.1

Farmmi Appeals Nasdaq Delisting Determination

LISHUI, China, May 27, 2022 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agricultural products supplier in China, today appealed the Staff Determination from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), to a Hearings Panel (the “Panel”) to delist the Company’s securities from The Nasdaq Capital Market because the Company’s securities have had a closing bid price below $0.10 for ten consecutive trading days, which triggers a notice of delisting pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii)(1) (the “$0.10 Rule”). In addition to the $0.10 Rule delisting notice, the Company also currently fails to satisfy the requirement that the closing bid price of its securities remain at $1.00 or higher as required by Nasdaq Listing Rule 5810(c)(3)(A) (the “Minimum Bid Price Rule”). The Company has received a period of 180 calendar days and a second period of an additional 180 calendar days to return to compliance with the Minimum Bid Price Rule, which compliance period expires on May 30, 2022. If the Company’s securities fail to regain compliance with the Minimum Bid Price Rule, Nasdaq will have an additional basis for delisting the securities.

As noted in the Company’s press release on May 23, 2022, the hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. In connection with its request for a hearing, the Company has also requested that the Staff Determination be further stayed pending the resolution of the Company’s appeal. According to the Staff Determination, hearings are typically scheduled to occur approximately 30-45 days after the date of a company’s hearing request.

As part of its plan to regain compliance with the applicable listing requirements, the Company also noted in its May 23, 2022 press release that that it expects the recently approved consolidation of its ordinary shares will take effect on May 31, 2022.

About Farmmi, Inc.

Established in 1998, Farmmi Inc. (NASDAQ: FAMI) is an agricultural products supplier, processor and retailer of edible mushrooms like Shiitake and Mu Er, as well as other agricultural products. In addition to its offline sales, Farmmi sells its products direct-to-consumer at http://www.farmmi88.com. For further information about the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations and intended to qualify for the "safe harbor" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the outcome of appeal of a Nasdaq delisting determination, lingering effects of the Covid-19 pandemic on our customer’s businesses and our end purchaser’s disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China, our ability to attract and retain skilled professionals, client concentration, industry segment concentration, and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Farmmi may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact Investor Relations:

Global IR Partners

David Pasquale

New York Office Phone: +1-914-337-8801

FAMI@Globalirpartners.com